EXHIBIT (22)
                              SUBSIDIARIES OF UCB

                 NAME                      STATE OF INCORPORATION
United Carolina Bank                           North Carolina
United Carolina Bank of South Carolina         South Carolina

     Names of other subsidiaries of UCB are omitted, which if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary of UCB as of the end of the year covered by this report.